EXHIBIT 99.1

QUARTZ MOUNTAIN COMPLETES 3,418 METRES OF CORE DRILLING AT

 JAKE PROPERTY IN BRITISH COLUMBIA

August 21, 2024, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz" or the “Company") (TSXV: QZM, OTC Pink: QZMRF) announces that it has completed 3,418 metres of core drilling in seven holes at its 100% owned Jake project, located 160 kilometres north of Smithers, BC.  Core samples have been delivered to ALS Global for analysis. The goal of Quartz’s initial drill program and exploration strategy at Jake is to discover a significant porphyry copper-gold-silver deposit. Porphyry deposits are the world’s most important sources of copper and gold, and their discovery presents the potential for outsized gains.

The work completed at Jake supports the Company’s strategy of targeting high value, high demand projects that have strong potential for mine development in order to advance assets that are attractive to potential transaction partners.

“The completion of the 2024 drill program at Jake is a significant milestone for this project and for Quartz,” said Quartz Chairman Bob Dickinson. “Now that the targeted drill program is complete, a total of 1,400 core samples from the Jake drill holes have been delivered to the lab for analyses and we are targeting early September for the release of the assay results. Historical data suggests a significant opportunity for an important porphyry Cu-Au discovery, and we are confident this recently completed drill program will advance the Jake opportunity.”

Figure 1: Plan view map of drillholes completed at Jake during Summer 2024 exploration program.

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The Jake project is one of two key projects being developed by Quartz in British Columbia.  The Jake drill program follows initial drilling at the Company’s Maestro Project which discovered an exciting high-grade, gold-silver lode hosted within extensive precious metal mineralization (see Quartz news release dated April 9, 2024).

“We remain focused on achieving important milestones on both the Jake and Maestro Projects, and the completion of this drill program represents an important step on the path to our ultimate transaction milestone. The Quartz team is committed to creating Canada’s next great mineral success story,” concluded Dickinson.

Figure 2: Site crew examining drill core at Jake processing facility.

A total of 1,400 core samples from the seven Jake drill holes have now been received by ALS Global in Vancouver for analyses. Drill holes JK24-01 to JK24-05 tested for a concealed copper-gold porphyry system, and JK24-06 and JK24-07 tested outboard epithermal mineralization potentially related to a porphyry centre. Results from these drillholes will be released once they are received from the lab, compiled and interpreted. The Company is targeting early September for the release of the assay results.

As part of its commitment to responsible mineral development, Quartz is proud to provide economic opportunities for local and First Nation communities and looks forward to fostering new opportunities in the future. The drill program was diligently and safely completed by Apex Diamond Drilling from Smithers. HEG Exploration Services from Kelowna professionally oversaw all logistical and technical components.  Effective drill pads were constructed by H.A. Butler Contracting.  All drill program personnel were hosted by Valhalla Lodge where its staff provided quality room and board.  Timely air support was provided by Contour Helicopters based at Burns Lake and Alpine Lakes Air from Smithers.

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2024 Jake Drill Hole Siting Details
Hole ID	Easting	Northing	Azimuth [0]	Dip [0]	Length m	Elevation m
JK24-01	603820	6233429	300	-50	461.50	1097
JK24-02	603916	6233636	300	-50	557.00	1208
JK24-03	603916	6233636	345	-50	383.50	1208
JK24-04	603916	6233636	45	-50	300.00	1208
JK24-05	603916	6233636	300	-80	573.00	1208
JK24-06	601460	6233765	70	-50	570.00	1210
JK24-07	601460	6233765	70	-85	573.00	1210

Table 1: Siting details of the seven completed NQ core holes at Jake, comprising 3,418 metres of core drilled

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC.  It is accessible by helicopter and close to the Minaret airstrip and historical logging roads which lead to mining support towns of Smithers, Fort St. James and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  Within the gossan is north-trending dyke swarms that intrude into sedimentary rocks.  The combination of extensive historical and recent exploration work outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re.

To delineate high-potential deposit targets within this large Jake mineral system for the recent drilling program, a series of modern surface exploration programs were completed in the period 2018-2023.  This exploration work included detailed airborne magnetic surveying, geological mapping, geochemical sampling/modelling and Induced Polarization (“IP”) surveying.  These exploration surveys were designed to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp.  Taken together this comprehensive Jake Project technical data base defined significant-scale epithermal precious metal deposit targets positioned above underlying porphyry copper-gold deposit targets.  In July 2024, a 7-hole core drilling program was completed. The widespread drill holes were located on the side of a hill and intersected rock units stretching some 900 metres east-west and some 500 metres vertically (see Figure 1).

About Maestro

The 100% owned Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 50 km south of Smithers, providing year-round road access to the project and nearby infrastructure including, rail, hydroelectricity, and natural gas.

Maestro has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit (see Quartz news release March 19th, 2024). The historical exploration was centered on base metal porphyry mineralization.  The potential for precious metals in the surrounding area remained largely unexplored.

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Since acquiring the property, Quartz has conducted comprehensive exploration programs, including soil/silt geochemical sampling, IP geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging of historical drill core, and assaying for gold, pulp samples derived from historical assaying of numerous core holes located across the Maestro property.

Quartz’s first ever two-hole drill program at the Prodigy Zone on the Maestro Property (reported by Quartz News Release dated April 9th, 2024) made an important new precious metal deposit discovery.  Quartz drilling discovered a high-grade Au-Ag lode, hosted within an extensive epithermal Au-Ag system.  The lode and the more disseminated precious metals, intersected by the holes are both hosted within a large and earlier deposited, Mo-Cu porphyry system.  Core hole PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and 36 m of 5.73 g/t Au and 87 g/t Ag.  The results indicate high potential for both bulk tonnage and underground high-grade mineralization.  Notably, green sericite alteration reminiscent of deposits such as Blackwater-Davidson, which is currently being placed into production, plays a significant role at Prodigy. The discovery is open in multiple directions and at depth, promising significant further potential.  Going forward the Company will prepare detailed plans to delineate the Prodigy discovery and assess numerous other epithermal and porphyry copper targets located laterally to the Property’s Lone Pine Molybdenum deposit.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

About Quartz

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a well-structured public company focused on acquiring, exploring, developing and transacting important scale gold, silver and copper deposits in British Columbia. Headquartered in Vancouver, Canada, its successful mine finding management is focused on discovering and transacting high-value gold, silver, and copper projects in British Columbia.  The Company owns 100% of the Maestro Gold-Silver-Molybdenum-Copper Property and 100% of the Jake Copper-Gold-Silver Property.  Both projects are currently permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

First drilling at Maestro has discovered a high-grade gold-silver lode within extensive precious metal mineralization all hosted within a large porphyry Mo-Cu system.  At Jake drilling of 3,418 metres in seven core holes was completed in July 2024, with assays expected this September.  Jake hosts a very large, altered mineral system with both epithermal precious metal and porphyry copper-gold geological characteristics.  Like Maestro, management’s expectations are the Jake drill results will support Quartz’s strategy of developing high value, high demand projects.

Quartz is associated with Hunter Dickinson Inc. (“HDI”), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

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Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

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